Exhibit 99.69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED AUGUST 1, 2020 AND AUGUST 3, 2019 (UNAUDITED)

Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited) (In thousands of Canadian Dollars)

	As at	As at
	August 1, 2020	February 1, 2020
	$	$
Assets
Current assets
Cash and cash equivalents	20,040	22,900
Restricted cash (note 10)	4,153	-
Short-term investments	-	5,000
Trade and other receivables (note 4)	4,370	4,161
Merchandise inventories (note 5)	8,248	5,876
Deposits held in trust	664	595
Prepaid expenses	1,460	3,678
Other current assets	200	828
Total current assets	39,135	43,038
Non-current assets
Deposits held in trust	2,705	2,470
Property, plant and equipment, net (note 6)	34,729	34,399
Right-of-use assets, net (note 8)	29,278	33,633
Intangible assets, net (note 7)	39,069	35,782
Other non-current assets	145	1,282
Goodwill	402	402
Total assets	145,463	151,006
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16,980	12,728
Debentures and loans (note 10)	32,981	38,154
Derivative liability (note 10)	31,101	2,078
Deferred revenue	436	281
Provisions (note 9)	135	265
Lease liabilities (note 8)	2,881	3,075
Total current liabilities	84,514	56,581
Non-current liabilities
Debentures and loans (note 10)	2,118	13,348
Lease liabilities (note 8)	33,807	33,787
Other non-current liabilities	578	380
Total liabilities	121,017	104,096
Shareholders’ equity
Share capital	123,836	106,067
Common shares to be issued	638	1,233
Debenture equity (note 10)	-	1,756
Warrant reserve	2,866	6,271
Contributed surplus	11,113	3,771
Accumulated deficit	(114,007)	(72,188)
Total shareholders’ equity	24,446	46,910
Total liabilities and shareholders’ equity	145,463	151,006

Subsequent events (note 18)

/s/ “Trevor Fencott”	, Director	/s/ “Sharon Ranson”	, Director
Trevor Fencott		Sharon Ranson

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited) (In thousands of Canadian Dollars, except per share information)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
	$	$	$	$
Revenue
Retail	23,358	9,669	41,807	17,373
Wholesale	4,301	936	8,168	2,265
Digital development	934	475	1,740	980
Total revenue	28,593	11,080	51,715	20,618
Cost of goods sold
Merchandise (note 5)	18,643	7,040	34,230	12,910
Gross profit	9,950	4,040	17,485	7,708
Expenses
General and administrative (note 13)	8,550	7,075	17,411	13,141
Share-based payments (note 11)	711	331	1,409	1,585
Marketing and promotion	260	626	436	793
Acquisition and business development costs	2	-	186	-
Depreciation & amortization (notes 6, 7, 8)	2,987	1,940	6,012	3,414
Impairment (notes 6, 8)	-	-	4,279	-
Total expenses	12,510	9,972	29,733	18,933
Loss from operations	(2,560)	(5,932)	(12,248)	(11,225)
Other income (expenses)
Listing expense (note 11(a))	-	-	-	(1,835)
(Loss) gain on revaluation of derivative liability (note 10)	(18,330)	2,287	(14,714)	6,394
Loss on extinguishment and revaluation of debentures	-	-	-	(9,028)
Interest income	27	76	88	170
Finance costs (note 14)	(8,218)	(2,924)	(14,945)	(4,989)
Total other expenses	(26,521)	(561)	(29,571)	(9,288)
Net loss and comprehensive loss	(29,081)	(6,493)	(41,819)	(20,513)
Net loss per share (note 12)
Basic	$(0.18)	$(0.06)	$(0.26)	$(0.19)
Diluted	$(0.18)	$(0.06)	$(0.26)	$(0.19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (In thousands of Canadian Dollars, except common share information)

	Common Shares	Share Capital	Shares to be issued	Debenture Equity	Warrant Reserve	Contributed Surplus	Defici	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$
Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910
Common shares to be issued - store acquisitions	-	-	920	-	-	-	-	920
Common shares issued - Ontario acquisition (note 3)	800,000	632	-	-	-	-	-	632
Common shares issued - store acquisitions (note 3)	2,408,715	1,397	(1,397)	-	-	-	-	-
April 2020 Debentures - Additional Investor Warrants issued (note 10)	-	-	-	-	808	-	-	808
Conversion of debentures - LP Debentures (note 10)	12,173,912	14,244	-	-	-	-	-	14,244
Common shares issued - debenture interest (note 10)	1,560,585	1,079	-	-	-	-	-	1,079
Debenture conversion option expiry - June 2019 Debentures (note 10)	-	-	-	(1,756)	-	1,756	-	-
Acquisition of Hifyre Inc.	450,000	319	(118)	-	-	-	-	201
Options vested (note 11)	-	-	-	-	-	1,409	-	1,409
Options exercised (note 11)	300,000	98	-	-	-	(36)	-	62
Warrants expired (note 11)	-	-	-	-	(4,213)	4,213	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(41,819)	(41,819)
Balance, August 1, 2020	163,786,424	123,836	638	-	2,866	11,113	(114,007)	24,446

Balance, February 2, 2019	77,524,102	26,376	34,290	-	5,096	830	(39,593)	26,999
Concurrent November 2018 private placement (note 11(a))	24,333,334	33,667	(33,667)	-	-	-	-	-
Common shares retained under RTO (note 11(a))
	1,446,257	2,169	-	-	-	-	-	2,169
Options and warrants retained under RTO (note 11(a))	-	-	-	-	34	115	-	149
Common shares to be issued - Ontario licences	-	-	1,400	-	-	-	-	1,400
Debentures - conversion option	-	-	-	1,756	-	-	-	1,756
Share debentures issuance	(7,250,000)	(5,800)	-	-	-	-	-	(5,800)
Conversion of debentures	9,505,717	13,200	-	-	-	-	-	13,200
Common shares issued - debenture interest	615,058	793	-	-	-	-	-	793
Common shares issued - store acquisitions	10,299,843	12,864	-	-	-	-	-	12,864
Acquisition of Hifyre Inc.	250,000	156	(156)	-	-	-	-	-
Issuance of June 2019 Debenture warrants, net of costs	-	-	-	-	1,533	-	-	1,533
Issuance of June 2019 Debenture broker warrants	-	-	-	-	682	-	-	682
Compensation warrants issued	-	-	-	-	86	-	-	86
Options vested	-	-	-	-	-	1,387	-	1,387
Options exercised	680,639	205	-	-	-	(84)	-	121
Warrants exercised	2,934,119	3,389	-	-	(392)	-	-	2,997
Warrants cancelled	-	-	-	-	(17)	17	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(20,513)	(20,513)
Balance, August 3, 2019	120,339,069	87,019	1,867	1,756	7,022	2,265	(60,106)	39,823

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of Canadian Dollars)

	Twenty-six Weeks Ended
	August 1, 2020	August 3, 2019
	$	$
Operating activities
Net loss and comprehensive loss	(41,819)	(20,513)
Items not affecting cash
Depreciation and impairment of capital assets (note 6, 7, & 8)	10,291	3,414
Share-based compensation	1,409	1,464
Loss (gain) on revaluation of derivative liability	14,714	(6,394)
Listing expense (note 11(a))	-	2,318
Transaction costs on issuance of debentures and loans (note 14)	1,338	-
Interest expense on debentures and loans and other finance costs (note 14)	11,951	3,219
Accretion on lease liability (note 14)	1,506	1,770
Debenture revaluation loss	-	9,028
Other non-cash charges	-	(230)
	(610)	(5,924)
Changes in non-cash working capital items
Merchandise inventories	(2,372)	(2,049)
Trade and other receivables	(209)	(1,979)
Deposits held in trust	(304)	(257)
Prepaid expenses and other current assets	2,846	(2,407)
Deferred revenue	155	339
Accounts payable, accrued liabilities and other	5,966	(693)
Net cash provided by (used in) operating activities	5,472	(12,970)
Financing activities
Conversion of subscription receipts under November 2018 financing (note 11(a))	-	34,545
Cash collateral for loans, credit facilities and letters of credit (note 10)	(4,153)	-
Senior secured term loan drawdown (note 10)	2,538	-
Proceeds from issuance of convertible debentures (note 10)	28,000	27,188
Transaction costs on issuance of debentures and loans (note 10)	(1,458)	(1,738)
Principal repayment on debentures and loans (note 10)	(27,245)	-
Interest paid on debentures and loans (note 10)	(1,057)	-
Exercise of warrants and options	62	3,127
Lease liability payments (note 8)	(2,683)	(2,114)
Net cash (used in) provided by financing activities	(5,996)	61,008
Investing activities
Acquisition of property, plant and equipment and intangible assets	(7,570)	(13,396)
Disposal of property, plant and equipment and intangible assets	1,898	-
Prepaid deposits for long-term assets	-	(2,350)
Acquisition of retail stores & licences	(1,620)	(12,000)
Additions to right-of-use assets	(44)	(97)
Redemption of short-term deposits	5,000	-
Net cash used in investing activities	(2,336)	(27,843)
(Decrease) increase in cash	(2,860)	20,195
Cash and cash equivalents, beginning of period	22,900	10,410
Cash and cash equivalents, end of period	20,040	30,605
Components of cash and cash equivalents:
Cash	20,040	27,417
Cash equivalents	-	3,188
	20,040	30,605

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers. The Company’s head office and registered office is located at 150 King Street West, Suite 308, Toronto, Ontario, M5H 1J9 Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

2. BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s unaudited condensed interim consolidated financial statements for the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019 (“Interim Financial Statements”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. Accordingly, certain information and note disclosures normally included in the annual consolidated financial statements have been omitted or condensed, and these Interim Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal year ended February 1, 2020 (“2019 Annual Consolidated Financial Statements”). The Interim Financial Statements have been prepared in accordance with the same accounting policies and methods as the 2019 Annual Consolidated Financial Statements.

These Interim Financial Statements were authorized for issuance by the Board of Directors on September 14, 2020.

Presentation of Comparative Amounts

The comparative condensed interim consolidated financial statements have been restated in thousands of Canadian dollars to conform to the presentation of the current period. The comparative amounts were previously presented in whole Canadian dollars.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgment used in the preparation of the consolidated financial statements are described in the 2019 Annual Consolidated Financial Statements. Additional updates on certain estimates and judgments, as relevant to the Interim Financial Statements, are also described below.

a) COVID-19 Update

Subsequent to the fiscal year ended February 1, 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The Company reacted by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) temporarily offering curbside pickup and delivery options in Saskatchewan and Ontario.

From the onset of the pandemic lockdown in mid-March 2020 to the current fiscal period end August 1, 2020, the Company did not experience a significant decline in sales. However, it is not possible to reliably estimate the length and severity of these events and conclusively quantify the impact on the financial results and condition of the Company in future periods. If the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

b) Liquidity

A detailed description of the Company’s liquidity risk and capital management strategy is provided in the 2019 Annual Consolidated Financial Statements. The Company’s ability to satisfy its liquidity needs and meet future growth targets is dependent on increasing revenues, improving profitability, and continued availability of funding from its bank facility, debentures and other capital market alternatives. In conjunction with the onset of COVID-19, management reassessed the Company’s liquidity risk by reviewing immediate capital requirements and ensuring planning and budgeting processes are in place to fund the Company’s normal operations. The Company’s primary sources of liquidity are cash, cash equivalents, financing with an external bank and convertible debentures.

As at August 1, 2020, the Company had cash and cash equivalents, and short-term investments totalling $20,040 (February 1, 2020: $27,900), and current assets totalling $39,135 (February 1, 2020: $43,038). The Company’s current liabilities, related to accounts payable and accrued liabilities, convertible debentures, derivative liability and lease liabilities, totalled $84,514 as at August 1, 2020 (February 1, 2020: $56,581).

During the twenty-six weeks ended August 1, 2020, the Company retired $41,168 in principal of convertible debentures outstanding as at February 1, 2020, raised an additional $28,000 in private placement convertible debenture financing and entered into a senior secured term loan and credit facility arrangement for an aggregate amount of $10 million (with an option for an additional $5 million). As at August 1, 2020, $2,538 was drawn on the term loan (note 10).

The convertible debentures and certain investor warrants have varying contractual maturity/expiry dates, and are described under notes 10 and 11(b). On July 23, 2020, the Company announced proposed amendments to the Company’s August 1, 2020 outstanding convertible debenture instruments and certain investor warrants. If approved, these amendments would extend the maturity dates of certain debentures and result in $25,990 in principal of outstanding convertible debentures, with a carrying value of $18,918 as at August 1, 2020, being reclassified from current to non-current liabilities. The amendments would also adjust the exercise price and exercise timing of certain investor warrants, which, if approved, would result in earlier exercise of these warrants and provide additional cash proceeds up to $19 million in fiscal year 2020.

These amendments are described in detail under Note 10. The amendments are subject to shareholder approval, which is scheduled for September 15, 2020.

c) Convertible Debentures Valuation

During the thirteen weeks and twenty-six weeks ended August 1, 2020, the Company entered into additional convertible debenture financings that involved significant estimates and management judgments with respect to valuation inputs used in estimating fair value. These are described under note 10.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

3. ACQUISITIONS

a) Acquisition of the Ontario locations

During the thirteen weeks ended May 2, 2020, the operators of the branded stores in Ottawa and Kingston (“Branded Stores”) transferred all of their interests in these stores, including all equipment, furnishings and inventory into 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), respectively, for purposes of completing FFI’s acquisition of the Branded Stores in accordance with the Alcohol and Gaming Commission of Ontario (“AGCO”) requirements, and the AGCO issued retail operator licences and retail store authorizations in respect of the Ottawa and Kingston stores to 272 Ontario and 267 Ontario.

On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742, consisting of $1,110 in cash and 800,000 common shares of the Company. In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of the transaction constituted a business combination as 272 Ontario meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

Consideration paid
$
Common shares issued	632
Cash	1,110
Total consideration	1,742

Identifiable assets (liabilities) acquired
$
Inventory	434
Intangible assets	1,331
Accrued liabilities	(23)
Total identifiable net assets	1,742

Intangible assets consist of the AGCO retail operator licences and retail store authorizations.

On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $2,139 consisting of the settlement of receivables of $1,728 and 753,431 common shares of the Company issued upon final closing adjustments on August 27, 2020. In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of the transaction constituted a business combination as 267 Ontario meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

Consideration paid
$
Common shares held for issuance	411
Settlement of receivables	1,728
Total consideration	2,139

Identifiable assets (liabilities) acquired
$
Cash	745
Inventory	564
Intangible assets	830
Total identifiable net assets	2,139

Intangible assets consist of the AGCO retail operator licences and retail store authorizations.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

b) Acquisition of the Assets of Flora and Tridelion

On June 4, 2019, the Company entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia, subject to customary conditions including satisfaction of all licensing requirements.

During the thirteen weeks ended May 2, 2020, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms, and the Company entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price was $2,147, consisting of $450 in cash including retention of deposits already paid, $300 by way of a promissory note, and 2,408,715 common shares of the Company (issued on July 31, 2020). Under IFRS 3, the substance of the acquisition does not constitute a business combination. The purchase price was allocated fully to the acquired licence and recognized as an intangible asset.

4. TRADE AND OTHER RECEIVABLES

As at August 1, 2020 and February 1, 2020, the Company’s trade and other receivables was comprised of the following:

As at	August 1, 2020	February 1, 2020
	$	$
Trade accounts receivable	2,642	1,732
Sales tax receivable	1,492	1,335
Due from related parties	30	53
Other receivables	206	1,041
Total trade and other receivables	4,370	4,161

As at February 1, 2020, other receivables included $914 related to consulting and rental income from Ontario licensees, which were settled as part of the completed acquisition of the related Ontario licence and locations in the twenty-six weeks ended August 1, 2020 (note 3).

5. MERCHANDISE INVENTORIES

As at August 1, 2020 and February 1, 2020, the Company’s merchandise inventories were comprised of the following:

As at	August 1, 2020	February 1, 2020
	$	$
Cannabis	7,379	5,202
Accessories & apparel	869	674
Total merchandise inventories	8,248	5,876

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

6. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 1, 2020	7,110	919	23,670	5,311	173	391	37,574
Additions	227	219	4,309	439	170	-	5,364
Disposal	(2,232)	-	(21)	-	-	-	(2,253)
Impairment	(92)	-	(706)	(81)	(2)	-	(881)
Transfers and other adjustments	-	-	-	(257)	-	-	(257)
Balance, August 1, 2020	5,013	1,138	27,252	5,412	341	391	39,547
Accumulated Depreciation
Balance, February 1, 2020	243	117	1,746	893	70	106	3,175
Depreciation	182	90	1,084	536	80	37	2,009
Disposal	(365)	-	-	-	-	-	(365)
Impairment	-	-	-	(1)	-	-	(1)
Balance, August 1, 2020	60	207	2,830	1,428	150	143	4,818
Net Book Value
Balance, February 1, 2020	6,867	802	21,924	4,418	103	285	34,399
Balance, August 1, 2020	4,953	931	24,422	3,984	191	248	34,729

As at August 1, 2020, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $4,600 (February 1, 2020: $5,867).

The Company recognized $Nil and $880 in impairment charges in the thirteen and twenty-six weeks ended August 1, 2020 (August 3, 2019: $Nil). The impairment charges were comprised of additional adjustments for restructured locations, and the write down of capital assets under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 3).

7. INTANGIBLE ASSETS

	Trademarks & Customer List	Licences	Software Development	Total
Cost	$	$	$	$
Balance, February 1, 2020	1,120	34,845	1,614	37,579
Acquisitions (note 3)	-	4,308	-	4,308
Additions	103	-	918	1,021
Balance, August 1, 2020	1,223	39,153	2,532	42,908
Accumulated Depreciation
Balance, February 1, 2020	270	1,303	224	1,797
Depreciation	145	1,444	453	2,042
Balance, August 1, 2020	415	2,747	677	3,839
Net Book Value
Balance, February 1, 2020	850	33,542	1,390	35,782
Balance, August 1, 2020	808	36,406	1,855	39,069

During the twenty-six weeks ended August 1, 2020, the Company generated $430 of internally developed software assets (August 3, 2019: $280).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets	Amount
$
Balance at February 1, 2020	33,633
Net additions	2,552
Terminated locations	(4,946)
Depreciation expense for the period	(1,961)
Balance at August 1, 2020	29,278

The lease liabilities are summarized in the below table:

Lease liabilities	Amount
$
Balance at February 1, 2020	36,862
Net additions	2,508
Cash outflows in the period	(2,683)
Terminated locations	(1,505)
Accretion expense for the period (note 14)	1,506
Balance at August 1, 2020	36,688
August 1, 2020
Current	2,881
Non-current	33,807

Maturity analysis - contractual undiscounted cash flow	$
Less than one year	5,799
One year	5,933
Two years	5,806
Three years	4,621
Four years	3,993
Five years and beyond	15,536

Amounts recognized in the consolidated statement of loss and comprehensive loss	August 1, 2020
$
Expenses relating to short-term leases	73
Expenses relating to variable lease payments not included in the measurement of lease liabilities	964
Income from subleasing right-of-use assets	175

During the thirteen and twenty-six weeks ended August 1, 2020 the Company incurred $Nil and $3,399, respectively, of impairment on right-of-use assets net of associated lease liability payment obligation reductions (August 3, 2019: $Nil).

The impairments related to an existing lease where the location no longer met the provincial cannabis licence regulations for a retail location, and certain leases under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 3). With respect to the leases under the expired asset purchase agreements, $884 of lease liabilities was also written off during the twenty-six weeks ended August 1, 2020 as these leases reverted to the seller upon expiry.

11 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

9. PROVISIONS

Total
$
Balance, February 1, 2020	265
Additions (Drawdowns)	(130)
Balance, August 1, 2020	135

Restructuring

Restructuring provisions relate to the Company’s initiatives to lower operating costs and improve financial performance. During the 2019 fiscal year, the Company performed an analysis of its retail store network and recorded a provision for estimated severance costs of $60 and facility exit and other costs of $205. The value of the provision is management’s best estimate of the amount of expenditures expected to occur throughout the next fiscal year. During the thirteen and twenty-six weeks ended August 1, 2020, $40 and $130, respectively, of the provision was paid down. Lease obligation costs related to the restructuring locations have been recorded in lease liabilities (note 8). No new restructuring costs were incurred during the thirteen and twenty-six weeks ended August 1, 2020.

10. DEBENTURES AND LOANS, DERIVATIVE LIABILITY

The following are the balances outstanding as at August 1, 2020 and February 1, 2020:

	Contractual	Coupon	Principal Outstanding		Carrying Amount
	Maturity Date	Rate	August 1, 2020	February 1, 2020	August 1, 2020	February 1, 2020
			$	$	$	$
Convertible debenture liability
LP Debentures	July 31, 2020	8.00%	-	14,000	-	13,087
June 2019 Debentures	June 26, 2020	8.00%	-	27,168	-	24,865
April 2020 Debentures	June 1, 2021	8.00%	28,000	-	13,506	-
Investor Debentures (1)	June 30, 2021	8.00%	25,990	25,990	19,132	13,550
Term loans and credit facilities			53,990	67,158	32,638	51,502
Term loan	April 30, 2030	3.95%	2,461	-	2,461	-
Total debentures and loans			56,451	67,158	35,099	51,502
Current Portion			(54,333)	(41,168)	(32,981)	(38,154)
Long-term Portion			2,118	25,990	2,118	13,348
Conversion options and warrants recognized as derivative liabilities
LP Debentures	July 31, 2020				-	2,078
April 2020 Debentures	June 1, 2021				31,101	-
Total derivative liability					31,101	2,078
Current Portion					(31,101)	(2,078)

(1) Later of June 30, 2021 and 90 days after extinguishment of LP Debentures and Share Debentures. LP Debentures and Share Debentures were fully settled as of May 2, 2020.

Description and additional information on the Investor Debentures, LP Debentures, Share Debentures and June 2019 Debentures, are included under Note 17 of the 2019 Annual Consolidated Financial Statements.

For the thirteen and twenty-six weeks ended August 1, 2020:

●	Cash proceeds from convertible debentures issued totalled $8,200 and $28,000, respectively (August 3, 2019: $27,188 and $27,188, respectively). Cash proceeds from term loan facilities totalled $2,538 and $2,538, respectively (August 3, 2019: $Nil).

12 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

●	Coupon and loan interest payments of $2,096 and $2,136, respectively, were made (August 3, 2019: $793). Of these amounts, $1,057 and $1,057, respectively, was settled in cash (August 3, 2019: $Nil). Remaining interest payments were settled in common shares, and related to accrued and unpaid interest on LP Debentures and Investor Debentures.

●	Debentures with principal totalling $27,168 and $41,168, respectively, were settled via cash and shares (August 3, 2019: $Nil):

○	$27,168 in principal outstanding of the June 2019 Debentures was settled in cash at maturity. The conversion option carrying value of $1,756 recorded within debenture equity reserve expired and was reclassified to contributed surplus.

○	$14,000 related to the LP Debentures’ remaining outstanding principal and was early converted by the Company. This resulted in 12,173,912 common shares being issued, with a carrying value of $14,244, of which $1,112 related to the settlement value of the corresponding conversion option derivative liability. The provisions of the LP debentures were amended to provide for the forced early conversion of the principal amount of the LP Debentures by the Company at its sole discretion upon certain share price conditions being met. The 49,726 common shares were issued to settle accrued and unpaid interest thereon.

Issuance of April 2020 Debentures

During the thirteen and twenty-six weeks ended August 1, 2020, the Company completed two private placements for aggregate gross proceeds of $28,000, which were comprised of:

(i)	a non-brokered private placement of 8% secured convertible debentures for aggregate gross proceeds of $19,800 (the “April 2020 Initial Debentures”), which closed on April 28, 2020, and

(ii)	a non-brokered private placement of subscription receipts for aggregate gross proceeds of $8,200, subject to shareholder approval (the “April 2020 Subscription Receipts”). The April 2020 Subscription Receipts were automatically converted into convertible debentures upon shareholder approval on June 15, 2020. These convertible debentures have the same terms as the April 2020 Initial Debentures.

The principal amount of the April 2020 Initial Debentures and the April 2020 Subscription Receipts, upon conversion to convertible debenture units (collectively the “April 2020 Debentures”), will be convertible at the holder’s option into common shares of the Company (the “Conversion Shares”) at any time prior to the maturity date (described below) at a conversion price of $0.50 per Conversion Share. The April 2020 Debentures will mature on June 1, 2021, which date will be automatically extended to the date that is 24 months from the closing date in the event certain warrants held by Alimentation Couche-Tard Inc. (“ACT”) are converted, exercised or otherwise extinguished (the “Maturity Date”). The Company’s obligations under the April 2020 Debentures will be secured by the assets of the Company.

April 2020 Debentures - Initial recognition

Of the $28,000 gross proceeds, $19,800 was received during the first quarter of 2020, and $8,200 related to the April 2020 Subscription Receipts was received in the second quarter of 2020. The gross proceeds were allocated on a relative fair value basis to the conversion option derivative and embedded derivatives and the host debt component.

The April 2020 Debentures’ host debt component was classified as a financial liability measured at amortized cost, while the holder’s conversion option along with the embedded derivatives were classified as a derivative liability. Transaction costs totalled $2,058, with cash transaction costs of $1,250 and non-cash costs of $808 related to the Additional Investor Warrants (described and defined further below). Transaction costs totalling $685 was deferred and recognized in other assets as deferred charges as at May 2, 2020, and then allocated once the April 2020 Subscription Receipts were converted into debenture units during the second quarter of 2020.

13 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

See table below for a summary of the allocation of proceeds and initial recognition values at inception:

		Debentures		Derivative liability
	Gross	Allocated	Transaction	Allocated	Transaction
Initial Recognition	proceeds	value	costs (1)	value	costs (1)
	$	$	$	$	$
April 2020 Initial Debentures	19,800	9,234	640	10,566	733
April 2020 Subscription Receipts	8,200	3,457	289	4,743	396
Total	28,000	12,691	929	15,309	1,129

(1)	Transaction cost amounts were allocated on a proportional basis. Transaction costs allocated to the debentures was netted against the host debt component, and costs allocated to the derivative liability were treated as finance costs expense (note 14).

The estimated fair value of the April 2020 Debentures host debt component at initial recognition was determined using probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific events, and a company specific discount rate assumption range of 33% - 46%. The host debt component for the April 2020 Debentures was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal using an effective interest rate of 52%.

The derivative liability inception fair value was estimated using Monte-Carlo and binomial model simulation valuation techniques to project the Company’s share price and expected maturity date, and the following key assumptions:

●	April 2020 Initial Debentures – stock price of $0.63; risk-free interest rate of 0.31%; and expected volatility of 70% based on historical trading data of the Company and its peers.

●	April 2020 Subscription Receipts – stock price of $0.74; risk-free interest rate of 0.26%; and expected volatility of 92% based on historical trading data of the Company and its peers.

As the estimated fair value at initial recognition of the overall instrument differed from the transaction price, for the derivative liabilities (which are to be recognized at fair value under IFRS), $7,442 in fair value was deferred at inception. The deferred amount was the difference between the estimated fair value at initial recognition for the derivative liabilities and allocated relative fair value amount of $15,309. As per the Company’s accounting policy and as permitted under IFRS, the deferred amount will be recognized once estimated fair values can be determined based solely on market observable inputs.

As at August 1, 2020, the derivative liability was revalued to $31,101, using the above described valuation technique and the following assumptions: stock price of $0.98; risk-free interest rate of 0.22%; and expected volatility of 95% based on historical trading data of the Company and its peers.

These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimated fair values for the financial liabilities were thus categorized as Level 3 measurement inputs. Volatility assumptions are a key estimate, and sensitivity is mainly from the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in. Volatility is a sensitive assumption for the valuation of the derivative liability, given the longer-term expected maturity date. As at August 1, 2020, with all other variables held constant, a 5% increase in the expected volatility would have increased the estimated fair value of the conversion option derivative liability by $350, while a decrease of 5% would have decreased the estimated fair value by $345.

Issuance of Additional Investor Warrants

ACT also participated in the April 2020 Debentures, and consequently exercised its participation rights under the terms of the August 7, 2019 investor rights agreement. As a result, on April 28, 2020, the Company issued an additional:

14 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

(i)	3,523,705 series A common share purchase warrants (the “Additional Series A Warrants”), resulting in cumulative 34,158,027 series A common share purchase warrants issued (the “Series A Warrants”);

(ii)	11,048,651 series B common share purchase warrants (the “Additional Series B Warrants”), resulting in cumulative 67,175,541 series B common share purchase warrants issued (the “Series B Warrants”); and

(iii)	22,686,864 series C common share purchase warrants (the “Additional Series C Warrants”), resulting in cumulative 133,390,789 series C common share purchase warrants issued (the “Series C Warrants”).

As at August 1, 2020, 234,724,357 warrant units were held by ACT (the “Investor Warrants”), comprised of the 37,259,220 additional warrants described above (collectively, the “Additional Investor Warrants”), and an aggregate of 197,465,137 warrant units issued on August 7, 2019 (collectively, the “Initial Investor Warrants”).

Additional information of the strategic investment by ACT and the initial Investor Warrants issued on August 7, 2019 are detailed under Note 17 of the 2019 Annual Consolidated Financial Statements.

The Additional Investor Warrants were accounted for as transaction costs of the April 2020 Debentures, and followed the same accounting treatment as the Initial Investor Warrants issued on August 7, 2019:

●	Additional Series A Warrants and Additional Series B Warrants were accounted for as equity instruments and the initial fair value of $808 was recognized in warrants reserves. These instruments are not subject to revaluation in accordance with IFRS.

●	The Additional Series C Warrants were accounted for as derivative liabilities and were recognized at $Nil consistent with the fair value recognized for the existing series C warrants. The same fair value model was applied to the Additional Series C Warrants as was applied to the initial warrants, which resulted in an increase in deferred losses of $2,360. The deferred losses will be recognized once estimated fair values can be determined based solely on market observable inputs. As at August 1, 2020, cumulative deferred losses for all series C warrants totalled $13,860 (February 1, 2020: $11,503).

Key assumptions used in valuing the Additional Investor Warrants were stock price of $0.63, risk-free interest rate of 0.31%, and expected volatility of 77% based on historical trading data of the Company and its peers.

Proposed Amendments to Investor Debentures and Investor Warrants

On July 23, 2020, the Company announced a series of amendments to Investor Debentures and Investor Warrants issued to ACT under the strategic investment completed on August 7, 2019 (the “ACT Investment Amendments”). These amendments are subject to shareholder approval at a special meeting of shareholders to be held on September 15, 2020.

These amendments would result in the following:

●	Extending maturity date of $25,990 principal amount 8.0% convertible unsecured debentures (the “Investor Debentures”) by two years to June 30, 2023, provided that if less than an aggregate of $20,000 principal amount of April 2020 Debentures has been converted prior to the maturity date thereof of these debentures, then ACT would have the right to accelerate the Investor Debentures maturity date to a date that is 60 days following the April 2020 Debenture maturity date.

●	The Investor Debenture conversion price would be the lesser of: (A) the 20-day volume weighted average price (“VWAP”) of the common shares of the Company on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90.

●	The Company would have the ability to repay the principal amount of the Investor Debentures and interest by issuing common shares of the Company at a price equal to $0.75 per common share (subject to satisfaction of certain conditions precedent, including the common shares having a 20-day VWAP of at least $1.00 on the date the Company gives its notice of intention to convert).

15 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

●	The Company would have the ability to repay the principal amount of Investor Debentures (with a three (3) month penalty) if (a) ACT does not exercise all of the Series B Warrants on or before the expiry date of the Series B Warrants; or (b) ACT does not fulfil any of its exercise obligations for the Series A Warrants (described below).

●	Series A Warrants, with an existing exercise price of $1.40, amended as follows:

○	13,146,469 of the Series A Warrants (the “A-1 Warrants”) would have an exercise price equal to $0.78. ACT has agreed to exercise all of the A-1 Warrants no later than the date which is three (3) business days following the date the amendments become effective, provided that no default or event of default under the Investor Debentures has occurred;

○	10,505,779 of the Series A Warrants (the “A-2 Warrants”) would have an exercise price equal to $0.83. ACT has agreed to exercise all of the A-2 Warrants by no later than December 31, 2020 provided that no default or event of default under the Investor Debentures; and

○	10,505,779 of the Series A Warrants (the “A-3 Warrants”) would have an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (as may be extended) (the “Series A Expiry Date”). The A-3 Warrants would be exercisable at ACT’s option, without any impact to the Series B and Series C Warrants, unless ACT delivers a notice to the Company prior to January 18, 2021 stating its intent at such time to exercise any number of A-3 Warrants on or before the Series A Expiry Date, in which case ACT will be required to exercise such number of A-3 Warrants prior to exercising the Series B and Series C Warrants.

●	Series B Warrants would be amended such that the exercise price would be the lesser of: (A) $1.875; and (B) the 20-day VWAP of the common shares on the last trading day prior to the date on which the Series B Warrants are exercised, would only be exercisable at any time after January 1, 2022; and the expiry date would be September 30, 2022

●	Series C Warrants would be amended such that the exercise price would be the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the common shares on the last trading day prior to the date on which the Series C Warrants are exercised, would only be exercisable at any time after October 1, 2022; and the expiry date would be June 30, 2023.

The expiry date of all warrants would be extended in the event that the Company is in default of certain debt obligations, if and as applicable. In such event of default, the expiry date of such warrants would be extended to the date that is 75 days in the case of the Series A Warrants or 30 days in the case of the Series B Warrants and Series C Warrants after such default has been cured pursuant to the terms of the applicable debt instrument. Notwithstanding the foregoing, all warrants would immediately expire in the event ACT does not fulfil any of its Series A warrant exercise obligations described above.

Amendments to April 2020 Debentures

In addition to the ACT Investment Amendments above, the Company entered into a supplemental debenture indenture (the “Supplemental Indenture”) to the debenture indenture entered into by the Company on April 28, 2020 (the “Indenture”) which governs the April 2020

Debentures. The Supplemental Indenture amends the Indenture such that:

●	the April 2020 Debenture Maturity Date was amended to June 1, 2021, or June 1, 2022 in the event that, on or before April 1, 2021, A-1 Warrants and A-2 Warrants have been exercised;

●	the Company’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the Investor Debentures; and

●

subject to the approval of the shareholders of the Company, the Company may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as is already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021) (the “Interest Amendment”). The Interest Amendment is subject to the approval of the shareholders of the Company, which is scheduled for September 15, 2020.

The Supplemental Indenture amendments impact on the carrying value will be assessed by the Company once the ACT Investment Amendments are effective upon shareholder and certain regulatory approvals.

16 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Commitment Letter Agreement - Senior Secured Term Loan and Credit Facilities

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with a financial institution. The new financing is comprised of two separate loan facilities: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus prime rate, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus prime rate. An “accordion” option is also available to increase the revolving facility by an additional $5 million, subject to the financial institution’s consent and certain other customary conditions.

As at August 1, 2020, the Company had drawn $2,538 under the term loan (February 1, 2020: $Nil). Under the terms of the facility, the Company also recognized $4,000 in restricted cash representing cash collateral security under the arrangement.

These credit facilities are subject to quarterly financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company.

11. SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a) Share Capital

RTO Transaction completed on February 13, 2019

On February 13, 2019, the Company completed its qualifying transaction (the “RTO Transaction”), which was executed by way of a three-cornered amalgamation, pursuant to which Fire & Flower Inc. (“Old FFI”) amalgamated with 11048449 Canada Inc., a wholly-owned subsidiary of the Company, to form Fire & Flower Inc. (“New FFI”), resulting in the indirect acquisition by the Company of all the issued and outstanding securities of New FFI. This resulted in a reverse take-over (“RTO”) of the Company by the shareholders of New FFI. In connection with the RTO Transaction, the Company: (a) consolidated its issued and outstanding common shares on a 10.64814815 to 1 basis; (b) changed its name to “Fire & Flower Holdings Corp.” from “Cinaport Acquisition Corp II” (a Capital Pool Company); and (c) continued the Company under the federal jurisdiction of Canada under the Canada Business Corporations Act.

The Company retained 1,446,257 common shares, 114,625 stock options and 50,713 common share purchase warrants, all issued and outstanding prior to the RTO, with an aggregate estimated fair value of $2,318, and net identifiable assets of $733. The RTO Transaction resulted in recognition of listing expense totalling $1,835 in the thirteen and twenty-six weeks ended August 3, 2019. The common shares outstanding pre-RTO Transaction close on February 13, 2019, represents the cumulative share capital transactions of Old FFI.

On November 1, 2018, Old FFI had completed a private placement in connection with the RTO Transaction, where 24,333,334 subscription receipts were issued at a price of $1.50 per subscription receipt for aggregate gross proceeds of $36,500. Upon completion of the RTO Transaction on February 13, 2019, the Company issued common shares to the holders, and proceeds, net of transactions, totalling $34,545, were released from escrow.

Additional details and results of the RTO Transaction are described in note 7 of the 2019 Annual Consolidated Financial Statements.

17 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

b) Warrants

The following is a summary of warrants outstanding:

		Weighted
		Average
	Warrants	Exercise Price
	#	$
Balance, February 1, 2020	232,531,772	1.72
Issued - Investor Warrants A (note 10)	3,523,705	1.40
Issued - Investor Warrants B (note 10)	11,048,651	1.88
Issued - Investor Warrants C (note 10) (1)	22,686,864	variable
Expired	(25,953,021)	1.06
Balance, August 1, 2020	243,837,971	1.83

(1) Exercise price assumed to be $2.00 for purposes of weighted average calculations.

Excluding the 234,724,357 Investor Warrants series units (February 1, 2020: 197,465,137 units), the weighted average life for warrants outstanding as at August 1, 2020 was 0.9 years (February 1, 2020: 0.57 years).

c) Stock Options

The following is a summary of options outstanding:

		Weighted
		Average
	Options	Exercise Price
	#	$
Balance, February 1, 2020	12,329,485	0.97
Issued	3,517,500	0.60
Exercised	(300,000)	0.07
Expired	(75,205)	1.06
Forfeited/Cancelled	(683,954)	0.98
Balance, August 1, 2020	14,787,826	0.90
Exercisable balance, February 1, 2020	3,976,706	0.62
Exercisable balance, August 1, 2020	5,205,291	0.82

The weighted average life for options outstanding as at August 1, 2020 was 3.3 years (February 1, 2020: 3.67 years). During the thirteen and twenty-six weeks ended August 1, 2020, the Company recorded an expense of $711 and $1,409, respectively, related to stock options in share-based payments expense and contributed surplus (August 3, 2019: $331 and $1,585, respectively).

The fair value of the options granted during the twenty-six weeks ended August 1, 2020 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Twenty-six Weeks Ended
August 1, 2020
Options issued (#)	3,517,500
Expected option lives range in years	5
Volatility range, based on comparable companies	100%-105%
Risk-free interest rate range	0.38%
Share price range	$0.64
Exercise Price range	$0.58-$0.60
Dividend yield	nil

18 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

12. LOSS PER COMMON SHARE

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019, basic loss per share and diluted loss per share were the same as the Company recorded a net loss for both periods, and the exercise of any potentially dilutive instruments would be anti-dilutive.

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
Loss attributable to common shares ($)	(29,081)	(6,493)	(41,819)	(20,513)
Dilutive effect on income	-	-	-	-
Adjusted net income attributable to common shares	(29,081)	(6,493)	(41,819)	(20,513)
Weighted average number of shares outstanding - basic (#)	160,081,968	114,480,885	158,863,090	107,523,479
Weighted average number of shares outstanding - diluted (#)	160,081,968	114,480,885	158,863,090	107,523,479
Loss per common share, basic ($)	(0.18)	(0.06)	(0.26)	(0.19)
Loss per common share, diluted ($)	(0.18)	(0.06)	(0.26)	(0.19)

13. EXPENSES BY NATURE

Below are the expenses by nature included in general and administrative expenses:

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
	$	$	$	$
General and administrative expenses
Salaries and benefits	5,563	4,101	10,972	7,372
Facility expenses	1,016	433	2,096	803
Insurance	197	217	464	513
Legal and professional fees	400	405	649	908
Consulting fees	130	541	385	1,136
Public company and regulatory fees	55	180	419	260
Investor relations	43	163	67	306
Travel and entertainment	27	258	199	489
Training, dues and memberships	32	70	71	162
IT costs	450	308	858	472
Office expenses and other	637	399	1,231	720
Total general and administrative expenses	8,550	7,075	17,411	13,141

14. FINANCE COSTS

Finance costs are comprised of the following:

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	August 1, 2020	August 3, 2019	August 1, 2020	August 3, 2019
	$	$	$	$
Interest expense on lease liabilities (note 8)	749	903	1,506	1,770
Interest expense on debentures and loans (note 10)	6,850	2,002	11,923	3,183
Transaction costs - issuance of debentures and loans (note 10)	605	-	1,338	-
Other finance costs	14	19	178	37
Total finance costs	8,218	2,924	14,945	4,989

19 | P a g e

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

15. FINANCIAL INSTRUMENTS

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof is provided in the 2019 Annual Consolidated Financial Statements. The Company’s assessment of impact of COVID-19 pandemic on company operations are described under note 2. There have been no other significant changes in the business and economic circumstances and the related financial risks that affect the Company’s valuation of financial assets and financial liabilities since February 1, 2020. The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at August 1, 2020 and February 1, 2020:

As at August 1, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	20,040	-	20,040	-
Restricted cash	4,153	-	4,153	-
Trade and other receivables, other current assets	3,079	-	-	3,079
Accounts payable and accrued liabilities	16,980	-	-	16,980
Debentures and loans (note 10)	35,099	-	2,461	32,638
Derivative liability (note 10)	31,101	-	-	31,101

As at February 1, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	22,900	-	22,900	-
Short-term investments	5,000	-	5,000	-
Trade and other receivables, other current assets	3,655	-	-	3,655
Accounts payable and accrued liabilities	12,728	-	-	12,728
Debentures and loans (note 10)	51,502	-	-	51,502
Derivative liability (note 10)	2,078	-	2,078	-

There were no transfers between Level 1, Level 2 or Level 3 during the thirteen weeks and twenty-six weeks ended August 1, 2020.

16. RELATED PARTY TRANSACTIONS

During the thirteen weeks and twenty-six weeks ended August 1, 2020, key management personnel participated in the April 2020 Debentures offerings by subscribing for 1,065 units for aggregate gross proceeds of $1,065. Specifically:

●	Officers and directors subscribed for 125 units for proceeds of $125;

●	JNZS Consulting Inc., a private company controlled by the Chairman of the Board of Directors, subscribed for 90 units for proceeds of $90; and
●	Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, subscribed for 850 units for proceeds of $850.

17. SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows:

1)	The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal;

2)	The wholesale distribution segment which distributes cannabis products and accessories; and

3)	The digital development segment which designs, develops and delivers digital experiences.

All segments operate within Canada. Information on the Company’s reporting segments detailed below.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Thirteen weeks ended August 1, 2020	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	23,358	4,301	934	-	-	28,593
Intercompany revenues[1]	-	3,035	1,214	-	(4,249)	-
Total revenues	23,358	7,336	2,148	-	(4,249)	28,593
Cost of sales	(15,706)	(5,963)	-	-	3,026	(18,643)

Gross profit	7,652	1,373	2,148	-	(1,223)	9,950
Total operating expenses before depreciation	(7,461)	(137)	(684)	(1,241)	-	(9,523)
Depreciation and amortization	(2,895)	(29)	(63)	-	-	(2,987)

Segment profit (loss)	(2,704)	1,207	1,401	(1,241)	(1,223)	(2,560)
Gain on revaluation of derivative liability	-	-	-	(18,330)	-	(18,330)
Interest income and finance costs	-	-	-	(8,191)	-	(8,191)

Loss before income taxes	(2,704)	1,207	1,401	(27,762)	(1,223)	(29,081)

1. Sales between segments are made at prices that approximate market prices.

Information about reportable segments Twenty-six weeks ended August 1, 2020	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	41,807	8,168	1,740	-	-	51,715
Intercompany revenues[1]	-	5,438	2,362	-	(7,800)	-
Total revenues	41,807	13,606	4,102	-	(7,800)	51,715
Cost of sales	(28,572)	(11,002)	-	-	5,344	(34,230)
Gross profit	13,235	2,604	4,102	-	(2,456)	17,485
Total operating expenses before depreciation	(19,663)	(269)	(1,472)	(2,317)	-	(23,721)
Depreciation and amortization	(5,826)	(59)	(127)	-	-	(6,012)
Segment profit (loss)	(12,254)	2,275	2,504	(2,317)	(2,456)	(12,248)
Gain on revaluation of derivative liability	-	-	-	(14,714)	-	(14,714)
Interest income and finance costs	-	-	-	(14,857)	-	(14,857)
Loss before income taxes	(12,254)	2,275	2,504	(31,888)	(2,456)	(41,819)

1. Sales between segments are made at prices that approximate market prices.

As at August 1, 2020
Total non-current assets	104,130	2,052	146	-	-	106,328
Total assets	134,961	6,893	3,283	326	-	145,463
Total non-current liabilities	34,556	-	-	1,947	-	36,503
Total liabilities	47,317	5,328	1,879	66,493	-	121,017

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Thirteen weeks ended August 3, 2019	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	9,669	936	475	-	-	11,080
Intercompany revenues[1]	-	1,670	515	-	(2,185)	-
Total revenues	9,669	2,606	990	-	(2,185)	11,080
Cost of sales	(6,426)	(2,057)	-	-	1,444	(7,039)
Gross profit	3,243	549	990	-	(741)	4,041
Total operating expenses before depreciation	(7,269)	(206)	(503)	(332)	279	(8,031)
Depreciation and amortization	(1,795)	(28)	(74)	-	(44)	(1,941)
Segment profit (loss)	(5,821)	315	413	(332)	(506)	(5,931)
Gain on revaluation of derivative liability	-	-	-	2,288	-	2,288
Interest income and finance costs	-	-	(21)	(2,828)	-	(2,849)
Loss before income taxes	(5,821)	315	392	(872)	(506)	(6,492)

1. Sales between segments are made at prices that approximate market prices.

Information about reportable segments Twenty-six weeks ended August 3, 2019	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	17,373	2,265	980	-	-	20,618
Intercompany revenues[1]	-	2,176	847	-	(3,023)	-
Total revenues	17,373	4,441	1,827	-	(3,023)	20,618
Cost of sales	(11,427)	(3,515)	(55)	-	2,087	(12,910)
Gross profit	5,946	926	1,772	-	(936)	7,708
Total operating expenses before depreciation	(12,864)	(315)	(872)	(1,813)	345	(15,519)
Depreciation and amortization	(3,175)	(56)	(96)	-	(87)	(3,414)
Segment profit (loss)	(10,093)	555	804	(1,813)	(678)	(11,225)
Listing expense	-	-	-	(1,835)	-	(1,835)
Gain on revaluation of derivative liability	-	-	-	6,394	-	6,394
Loss on extinguishment and revaluation of	-	-	-	(9,028)	-	(9,028)
debentures
Interest income and finance costs	-	-	(41)	(4,778)	-	(4,819)
Loss before income taxes	(10,093)	555	763	(11,060)	(678)	(20,513)

1. Sales between segments are made at prices that approximate market prices.

As at February 1, 2020
Total non-current assets	105,386	2,111	471	-	-	107,968
Total assets	141,879	5,142	2,934	1,051	-	151,006
Total non-current liabilities	33,458	-	710	13,347	-	47,515
Total liabilities	48,207	836	1,465	53,588	-	104,096

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

18. SUBSEQUENT EVENTS

Debenture Amendments

On July 23, 2020, the Company announced the ACT Investment Amendments and April 2020 Debentures amendments. Refer to note 10 for further details.

Store acquisitions

On July 8, 2020, the Company entered into a share purchase agreement to purchase all of the issued and outstanding shares of 11522302 Canada, which holds a Retail Operator Licence and Retail Store Authorization in respect of a cannabis retail store in Toronto, Ontario, for a purchase price of $750,000 plus net working capital and inventory, subject to customary closing conditions including approval by the AGCO. The acquisition was completed on August 31, 2020.

Subsequent to August 1, 2020, the Company entered into a share purchase agreement to purchase all of the issued and outstanding shares of an entity that holds a Retail Operator Licence and Retail Store Authorization in respect of a cannabis retail store in Toronto, Ontario, for a purchase price of $1,000,000 plus net working capital and inventory consisting of $250,000 payable by way of issuance of common shares of the Company and the remainder in cash. The acquisition is subject to customary closing conditions including approval by the AGCO.

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